SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
 the Securities Exchange Act of 1934

28 July 2011

BT Group PLC

(Translation of registrant's name into English)

BT Group PLC
 81 Newgate Street
 London
EC1A 7AJ
 England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X...             Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .....           No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

28 July 2011

BT GROUP PLC

RESULTS FOR THE FIRST QUARTER TO 30 JUNE 2011

BT Group plc (BT.L) today announces its results for the first quarter to 30 June 2011.

Ian Livingston, Chief Executive, commenting on the results, said:

"We continue to make progress towards delivering our financial, operational and growth goals.

"We grew profit before tax1 by 20% at the same time as investing in the future of the business. Our share of DSL broadband net additions was 56%. Our super-fast broadband network has now passed over 5m premises and the customer base has almost trebled in the last six months. BT Global Services is making further progress in high growth economies and secured its largest ever contract in Latin America."

First quarter results:
	First quarter to 30 June 2011
	£m	Change
Revenue	4,764	(5)%
Underlying revenue excluding transit		(3)%
EBITDA1	1,436	3%
Profit before tax1	533	20%
Earnings per share1	5.2p	18%
Free cash flow1	308	£(151)m
Net debt	8,585	£(294)m

Key points:

• DSL broadband net additions were 251,000 in the quarter, of which BT's retail share was 141,000, or 56%
• Our copper line base grew for the third consecutive quarter
• BT Global Services' order intake was £1.6bn in the quarter
• First quarter results add to our confidence in delivering our outlook

1 Before specific items

Unless otherwise stated, the changes in results are year on year against the first quarter to 30 June 2010.
Unless otherwise stated, the references 2011 and 2012 are the financial years to 31 March 2011 and 2012, respectively, except in relation to our fibre roll-out plans which are based on calendar years.

RESULTS FOR THE FIRST QUARTER TO 30 JUNE 2011

Group results

	First quarter to 30 June
	2011	2010	Change
	£m	£m	%
Revenue	4,764	5,006	(5)
- underlying excluding transit1			(3)
EBITDA
- adjusted2	1,436	1,399	3
- reported	1,370	1,348	2
Operating profit
- adjusted2	697	670	4
- reported	631	619	2
Profit before tax
- adjusted2	533	446	20
- reported	517	375	38
Earnings per share
- adjusted2	5.2p	4.4p	18
- reported	5.0p	3.7p	35
Capital expenditure	582	523	11
Free cash flow
- adjusted2	308	459	(33)
- reported	247	415	(40)
Net debt	8,585	8,879	(3)

Line of business results

	Revenue			EBITDA2			Operating cash flow2
	2011	20103	Change	2011	20103	Change	2011	20103	Change
First quarter to 30 June	£m	£m	%	£m	£m	%	£m	£m	%
BT Global Services	1,905	2,011	(5)	138	130	6	(60)	(38)	(58)
BT Retail	1,830	1,911	(4)	446	442	1	294	293	-
BT Wholesale	1,004	1,057	(5)	307	339	(9)	119	217	(45)
Openreach	1,255	1,200	5	538	511	5	177	225	(21)
Other and intra-group items	(1,230)	(1,173)	(5)	7	(23)	n/m	(222)	(238)	7
Total	4,764	5,006	(5)	1,436	1,399	3	308	459	(33)

1 Underlying revenue excluding transit is defined below
2 Before specific items. Specific items are defined below
3 Restated for the impact of customer account moves. See Note 1 to the condensed consolidated financial statements
n/m = not meaningful

Notes:
Specific items- unless otherwise stated, any reference to earnings before interest, tax, depreciation and amortisation (EBITDA), operating profit, operating costs, profit before tax and earnings per share (EPS) are measured before specific items. The commentary focuses on the trading results on an adjusted basis being before specific items. This is consistent with the way that financial performance is measured by management and is reported to the Board and the Operating Committee and assists in providing a meaningful analysis of the trading results of the group.  The directors believe that presentation of the group's results in this way is relevant to the understanding of the group's financial performance as specific items are those that in management's judgement need to be disclosed by virtue of their size, nature or incidence. In determining whether an event or transaction is specific, management considers quantitative as well as qualitative factors such as the frequency or predictability of occurrence. Specific items may not be comparable to similarly titled measures used by other companies. Reported EBITDA, reported operating profit, reported profit before tax and reported EPS are the equivalent unadjusted or statutory measures.

Underlying revenue is a measure which seeks to reflect the underlying revenue performance of the group that will contribute to long term profitable growth.  As such it excludes any increases or decreases in revenue as a result of acquisitions or disposals, any foreign exchange movements affecting revenue and any specific items. We are focusing on the trends in underlying revenue excluding transit revenue as transit traffic is low-margin and is significantly affected by reductions in mobile termination rates which have no impact on the group's profitability.

Enquiries

Press office:
Ross Cook                                                                                 Tel: 020 7356 5369

Investor relations:
Catherine Nash                                                                          Tel: 020 7356 4909

A conference call for analysts and investors will be held at 9.00am today and a simultaneous audio webcast will be available at www.bt.com/results

The second quarter and half year results for 2012 are expected to be announced on 3 November 2011.

About BT

BT is one of the world's leading providers of communications services and solutions, serving customers in more than 170 countries. Its principal activities include the provision of networked IT services globally; local, national and international telecommunications services to our customers for use at home, at work and on the move; broadband and internet products and services and converged fixed/mobile products and services.  BT consists principally of four lines of business: BT Global Services, BT Retail, BT Wholesale and Openreach.

In the year to 31 March 2011, BT Group's revenue was £20,076m with profit before taxation of £1,717m.

British Telecommunications plc (BT) is a wholly-owned subsidiary of BT Group plc and encompasses virtually all businesses and assets of the BT Group.  BT Group plc is listed on stock exchanges in London and New York.

For more information, visit www.btplc.com

Click on, or paste the following link into your web browser, to view the associated PDF document.
http://www.rns-pdf.londonstockexchange.com/rns/2275L_-2011-7-27.pdf

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BT Group PLC
(Registrant)

By: /s/ Patricia Day
--------------------

Patricia Day, Assistant Secretary.

Date 28 July 2011